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                              January 4, 2024

       Steven Lee
       Chief Financial Officer
       SOS Ltd
       Building 6, East Seaview Park, 298 Haijing Road, Yinzhu Street West Coast New District, Qingdao City, Shandong Province 266400
       People   s Republic of China

                                                        Re: SOS Ltd
                                                            Form F-1 filed
December 12, 2023
                                                            File No. 333-276006

       Dear Steven Lee:

              We have conducted a limited review of your registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Form F-1 filed December 12, 2023

       Cover Page

   1. Provide a description of how cash is transferred through your organization. State whether any transfers,
dividends, or distributions have been made to date between the holding company and its
subsidiaries, or to investors, and quantify the amounts where applicable.
                                                        Provide
cross-references to the consolidated financial statements.
   2. Tell us whether any investors have entered into agreements to purchase securities in this offering.
       About this Prospectus, page ii

   3. Reference is made to the last sentence on page ii and the eighth bullet on page iii. Clearly disclose how you will
refer to the holding company, subsidiaries and other entities when providing the
disclosure throughout the document so that it is clear to investors which
 Steven Lee
FirstName
SOS Ltd LastNameSteven Lee
Comapany
January    NameSOS Ltd
        4, 2024
January
Page 2 4, 2024 Page 2
FirstName LastName
         entity the disclosure is referencing and which subsidiaries or entities are conducting the
         business operations. Refrain from using terms such as    we    or
our    when describing
         activities or functions of subsidiaries.
Prospectus Summary
Summary of Risk Factors
Risks Related to Doing Business in China, page 3

4. In your summary of risk factors, we note your disclosure of some of the risks that your corporate structure and being based in or having the majority of the
company   s operations
         in China poses to investors. Specifically discuss risks arising from the legal system in
         China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-
         based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

5. State affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you, your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.
Cash and Asset Flows through Our Organization, page 8

6. In the final paragraph on page 8, quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries, and the direction of transfer.
Risk Factors
In light of recent events indicating greater oversight by the CAC, over data security..., page 31

7. Reference is made to the penultimate paragraph on page 32. Please revise your disclosure to explain how this oversight impacts your offering and to what extent you believe that you are compliant with such regulation.
Company History and Structure, page 60

8.       Reference is made to the third paragraph on page 60 and elsewhere in the
 Steven Lee
SOS Ltd
January 4, 2024
Page 3
         prospectus where you state, "As of the date of this prospectus, our current corporate structure does not contain any VIE in mainland China and neither we nor our subsidiaries has intention establishing any VIEs in mainland China in the future." We note in the second paragraph on page 60 you state that you own YBT, "which controls its variable
         interest entity, SOS Information Technology Co., Ltd (   SOS
Information   )." We also note
         from the second paragraph on page 61 that SOS Information Technology
Co.,
         Ltd. appears to have been sold. Finally, we note the final paragraph on page 8 where you refer to VIE agreements. Please reconcile the disclosure throughout the prospectus and confirm that the company's subsidiaries do not operate through VIE contracts. Revise your disclosure, in this section and throughout, to discuss all instances where you rely on contractual relationships or variable interests to exert control over your operating subsidiaries in mainland China, or in Hong Kong. Make conforming changes to your disclosure in the forepart.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Todd Schiffman at 202-551-3491 or Christian Windsor at 202-551-3419
with any other questions.



FirstName LastNameSteven Lee                                  Sincerely,
Comapany NameSOS Ltd
                                                              Division of
Corporation Finance
January 4, 2024 Page 3                                        Office of Finance
FirstName LastName